Exhibit (a)(8)

February 22, 2017

Dear Stockholder:

I am pleased to inform you that, on February 14, 2017, Cynosure, Inc. (“Cynosure”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hologic, Inc. (“Parent”) and Minuteman Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Parent. In accordance with the Merger Agreement, on February 22, 2017, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Cynosure (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Cynosure, with Cynosure surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares held (i) in the treasury of Cynosure or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, (ii) by any subsidiary of Cynosure, which Shares will be converted into such number of shares of common stock of the surviving corporation following consummation of the Merger so as to maintain relative ownership percentages, or (iii) by any stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price.

The Board of Directors of Cynosure (the “Board”) unanimously: (i) approved and authorized the Merger Agreement and the consummation of the Offer, the Merger and each of the other transactions contemplated thereby (the “Transactions”), (ii) declared that entering into and the terms of the Merger Agreement, and consummating the Transactions, are advisable, fair to and in the best interests of Cynosure and its stockholders, (iii) recommended that the stockholders of Cynosure accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) resolved that the execution, delivery or performance of the Merger Agreement and the consummation of the Merger and the Transactions not be subject to any state takeover law or similar law that might otherwise apply to such execution, delivery, performance or consummation (other than Section 203 of the General Corporation Law of the State of Delaware (“Section 203”)), and (v) subject to the accuracy of certain representations and warranties of Parent and Purchaser, approved Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby in order to render the restrictions on business combinations set forth in Section 203 to be inapplicable to Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby. The Boards of Directors of Parent and Purchaser have each approved the Merger Agreement and the transactions contemplated thereby.

Accompanying this letter is a copy of Cynosure’s Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed are Purchaser’s offer to purchase, dated February 22, 2017, a letter of transmittal for use in tendering your Shares and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at the end of the day, 12:00 Midnight, Eastern time, on Tuesday, March 21, 2017, unless extended or terminated.

Very Truly Yours,

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board